SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
RULES 13d-1(b), (c) and (d) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(b) UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)1

STEELCASE INC.

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

858155 20 3

(CUSIP Number)

December 31, 1999

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

           [  ] Rule 13d-1(b)
           [  ] Rule 13d-1(c)
           [X] Rule 13d-1(d)

1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

Page 1 of 5 pages

CUSIP No. 858155 20 3	13G	Page 2 of 5 Pages

(1)	Names of Reporting Persons
I.R.S. Identification No. of Above Persons (Entities Only)
Peter M. Wege II

(2)	Check the Appropriate Box if a Member of a Group*
	(a)	[ ]
	(b)	[ ]

(3)	SEC Use Only

(4)	Citizenship or Place of Organization
United States of America

Number of	(5)	Sole Voting Power
Shares		648,883
Beneficially
Owned by	(6)	Shared Voting Power
Each		537,384
Reporting
Person	(7)	Sole Dispositive Power
With		648,883

	(8)	Shared Dispositive Power
537,384

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person
1,186,267

(10)	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares*	[X]

(11)	Percent of Class Represented by Amount in Row 9
4.5%

(12)	Type of Reporting Person*
IN

Securities and Exchange Commission
Schedule 13G
Page 3 of 5 pages

          This Statement on Schedule 13G is filed to update information as of December 31, 1999 and reflects holdings as of that date. For more current information, please refer to the reporting person's Statement on Schedule 13D filed with the Commission on January 31, 2000, as amended by Amendment No. 1 to Statement on Schedule 13D filed with the Commission on February 2, 2000.

Item 1(a).	Name of Issuer:
Steelcase Inc.
Item 1(b).	Address of Issuer's Principal Executive Offices:
901 44th Street, S.E., Grand Rapids, MI 49508
Item 2(a).	Name of Person Filing:
Peter M. Wege II
Item 2(b).	Address of Principal Business Office or, if None, Residence:
c/o Steelcase Inc., 901 44th Street, S.E., Grand Rapids, MI 49508
Item 2(c).	Citizenship:
United States of America
Item 2(d).	Title of Class of Securities:
Class A Common Stock
Item 2(e).	CUSIP Number:
858155 20 3
Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a)	[ ]	Broker or dealer registered under Section 15 of the Act;
(b)	[ ]	Bank as defined in Section 3(a)(6) of the Act;
(c)	[ ]	Insurance company as defined in Section 3(a)(19) of the Act;
(d)	[ ]	Investment company registered under Section 8 of the Investment Company Act;
(e)	[ ]	Investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

Securities and Exchange Commission
Schedule 13G
Page 4 of 5 pages

(f)	[ ]	Employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
(g)	[ ]	Parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
(h)	[ ]	Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;
(i)	[ ]	Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;
(j)	[ ]	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).
If this statement is filed pursuant to Rule 13d-1(c), check this box: [ ]
Item 4.	Ownership.

(a)	Amount Beneficially Owned:	1,186,267 shares
(b)	Percent of Class:	4.5%
(c)	Number of shares as to which such person has:
(i)	Sole power to vote or to direct the vote	648,883 shares
(ii)	Shared power to vote or to direct the vote	537,384 shares
(iii)	Sole power to dispose or to direct the disposition of	648,883 shares
(iv)	Shared power to dispose or to direct the disposition of	537,384 shares

The number of shares reported above includes 1,186,267 shares of Class B Common Stock of the Issuer which are immediately convertible into an equal number of shares of Class A Common Stock at the option of the holder. In addition, if shares of Class B Common Stock are transferred to any persons other than a "Permitted Transferee" (as defined in the Issuer's Second Restated Articles of Incorporation), such shares are automatically converted on a share-for-share basis into shares of Class A Common Stock. Shares of Class B Common Stock of the Issuer have the same attributes as shares of Class A Common Stock of the Issuer except that each share of Class B Common Stock entitles the holder thereof to ten votes on all matters upon which shareholders have a right to vote and each share of Class A Common Stock entitles the holder thereof to one vote on such matters.

If all the outstanding shares of Class B Common Stock of the Issuer were converted into shares of Class A Common Stock, Mr. Wege may be deemed to beneficially own 0.8% of the outstanding Class A Common Stock.

Securities and Exchange Commission
Schedule 13G
Page 5 of 5 pages

The shares reported in this Item 4 exclude (i) 560,128 shares held by The Wege Foundation of which Mr. Wege serves as one of six trustees, which shares Mr. Wege disclaims beneficial ownership, and (ii) 20,050,323 shares held by a trust of which Mr. Wege is the beneficiary, but which shares Mr. Wege does not, directly or indirectly, have the power to vote or dispose or to direct the vote or disposition.

Item 5.	Ownership of Five Percent or Less of a Class.
Not Applicable
Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

          Of the shares reported in Item 4, (i) 440,784 shares are held by various trusts of which Mr. Wege's spouse serves as trustee and (ii) 96,600 shares are held by a trust of which Mr. Wege's spouse and Old Kent Bank serve as co-trustees.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.
Not Applicable
Item 8.	Identification and Classification of Members of the Group.
Not Applicable
Item 9.	Notice of Dissolution of Group.
Not Applicable
Item 10.	Certifications.
Not Applicable

SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2000

/s/Peter M. Wege II* (Signature)

*W. Michael Van Haren
W. Michael Van Haren, Attorney-in-Fact